FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Files Annual Report on Form 20-F with SEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 1, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Files Annual Report on Form 20-F with SEC

Tokyo, July 1, 2008—Nomura Holdings, Inc. (the “Company”) yesterday filed its annual report on Form 20-F for the year ended March 31, 2008, with the U.S. Securities and Exchange Commission. The report can be accessed via the Company’s English language website at http://www.nomuraholdings.com/investor/ar/index.html.

The Company’s shareholders (including holders of its American Depository Shares) may receive hard copies of the annual report on Form 20-F, which contains the Company’s most recent audited consolidated financial statements, free of charge upon request. Such requests should be made through https://www.nomuraholdings.com/cgi-bin/investor/ar/request.cgi.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.